Exhibit (h)(3)(f)

SIXTH AMENDMENT

TO

CHIEF COMPLIANCE OFFICER SERVICES AGREEMENT

THIS AMENDMENT, dated as of March 1, 2013, entered into by and among EGA Emerging Global Shares Trust, a Delaware statutory trust (“CLIENT”), and ALPS Fund Services, Inc. (“ALPS”), a Colorado corporation, modifies the Chief Compliance Officer Services Agreement, dated as of April 17, 2009, as amended from time to time by and between CLIENT and ALPS (the “Agreement”).

WITNESSETH:

WHEREAS, pursuant to the Agreement, ALPS provides a chief compliance officer and certain compliance services described in the Agreement to CLIENT, on behalf of its existing portfolios; and

WHEREAS, the parties wish to amend the manner in which ALPS will receive compensation for the services it provides under the Agreement.

NOW THEREFORE, in consideration of their mutual promises, the parties agree to amend the Agreement, effective March 1, 2013, by replacing Section 3(a) and Section 8 of the Agreement in their entirety with the following:

Section 3. Fee.

(a) ALPS and CLIENT agree that compensation for the performance of the Services shall be as set forth in Schedule A hereto.

Section 8. Termination.

(a) On or after March 1, 2014, CLIENT shall have the right to terminate this Agreement at any time, without the payment of any penalty, on sixty (60) days’ notice to ALPS. In addition, CLIENT shall have the right to terminate this Agreement immediately, without the payment of a penalty, in the event of:

(i)	a failure by ALPS or the CCO to meet its or his obligations hereunder or a breach of ALPS representations and warranties hereunder, if such failure or breach goes uncured for a period of 30 days after ALPS receives written notice of such failure from CLIENT;
(ii)	the termination or dissolution of CLIENT, or the deregistration of CLIENT under the 1940 Act;
(iii)	a change in the 1940 Act, the Rule or other applicable law or regulation, or the interpretation of any of the foregoing by the U.S. Securities and Exchange Commission (“SEC”) or other regulatory or judicial authority with appropriate jurisdiction, that results in the arrangement created by this Agreement no longer satisfying CLIENT’s obligations under the Rule; or

(iv)	subject to the provisions of Section 2(d), any failure of ALPS to employ a CCO that is acceptable to CLIENT.

(b) On or after March 1, 2014, ALPS shall have the right to terminate this Agreement at any time, without the payment of any penalty, on sixty (60) days’ written notice to CLIENT, provided that ALPS shall have the right to terminate this Agreement immediately, without the payment of a penalty, in the event of:

(i)	a failure by CLIENT to meet its obligations hereunder or a breach of CLIENT’s representations and warranties hereunder, if such failure or breach goes uncured for a period of 30 days after CLIENT receives written notice of such failure from ALPS;
(ii)	the termination or dissolution of CLIENT, or the deregistration of CLIENT under the 1940 Act;
(iii)	a change in the 1940 Act, the Rule or other applicable law or regulation, or the interpretation of any of the foregoing by the SEC or other regulatory or judicial authority with appropriate jurisdiction, that results in the arrangement created by this Agreement being deemed impermissible; or

(c) In the event that CLIENT terminates this Agreement prior to March 1, 2014, CLIENT shall pay ALPS a lump sum termination payment equal to the Fee which would have been due to ALPS during the period March 1, 2013 – February 28, 2014. On or after March 1, 2014, upon termination pursuant to this Section 8, ALPS shall be entitled to receive the pro rata per annum portion of the Fee accrued but unpaid through the date of termination paid in a lump sum within 60 days of termination.

Except to the extent modified by this Amendment, the terms and provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first above written.

EGA Emerging Global Shares Trust	ALPS Fund Services, Inc.
By: ________________________ Name: Robert C. Holderith Title: President	By: _________________________ Name: Thomas A. Carter Title: President

SCHEDULE A

As compensation for the performance of the Services on behalf of the Trust, CLIENT shall pay to ALPS during the Term an annual fee calculated in accordance with the schedule below and paid 1/12 on a monthly basis (or a pro rata portion thereof for a partial month) (the “Fee”). Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund originally provided to ALPS.

The Fee shall be payable by CLIENT within 30 days of its receipt of an invoice from ALPS, which invoices shall include amounts for any expenses reimbursable under Section 4 hereof. LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law, and except where such invoices are challenged in good faith by CLIENT.

The Fee shall be calculated in accordance with the schedule below based on the number of funds that have commenced operations and continue to be listed on an exchange (the “Operational Funds”), which amount shall be pro-rated for any portion of a year (i) for Operational Funds added or removed during the year, and (ii) that the Agreement, as amended hereby, is in effect:

Relationship minimum $125,000 for up to 10 Operational Funds

$12,000/fund for Operational Funds 11 -20

$10,000/fund for Operational Funds 21 – 30

$8,000/fund for Operational Funds 31 and up